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Exhibit 99.4

Edison Mission Energy
Illinois Plants—Funds Flow from Operations
Twelve Months Ended June 30, 2002
(In Thousands) (Unaudited)

	Midwest Generation LLC SEC Reporting Basis	Edison Mission Overseas Company	Edison Mission Midwest Holdings	Consolidation Adjustments (Note 2)	Sale Leaseback Adjustments (Note 1)	Edison Mission Midwest Holdings	Reclassification Adjustment (Note 2)	Sale Leaseback Adjustments (Note 3)	Illinois Plants
		(Consolidated)	(Parent)			(Consolidated)
Project Revenues
Electric revenues	$1,088,196	$—	$—	$—	$—	$1,088,196	$10,707	$—	$1,098,903
Income (losses) from energy trading and price risk management	(15,347)	—	—	—	—	(15,347)	—	—	(15,347)

Total Operating revenues	1,072,849	—		—		1,072,849	10,707	—	1,083,556

Project Operating Expenses
Fuel	327,350	—	—	—	—	327,350	10,707	—	338,057
Plant operations	391,363	—	—	—	24,785	416,148	—	74,754	490,902
Depreciation and amortization	168,840	17	—	—	(25,462)	143,395	—	(42,632)	100,763
Administrative and general	32,241	762	37	(20,143)	—	12,897	—	—	12,897

Total operating expenses	919,794	779	37	(20,143)	(677)	899,790	10,707	32,122	942,619

Project Revenues less Operating Expenses	153,055	(779)	(37)	20,143	677	173,059	—	(32,122)	140,937

Project Other Income (Expense)
Interest and other income	(54)	867	999	—	—	1,812	—	—	1,812
Intercompany interest income (expense)	—	—	—	—	—	—	—	—	—
Edison Mission Energy	124,451	—	—	—	—	124,451	—	—	124,451
Edison Mission Overseas	(233,804)	233,804	—	—	—	—	—	—	—
Interest expense	(120,237)	—	(83,217)	—	32,090	(171,364)	—	88,147	(83,217)

Total other income (expense)	(229,644)	234,671	(82,218)	—	32,090	(45,101)	—	88,147	43,046

Income (Loss) before Income Taxes	(76,589)	233,892	(82,255)	20,143	32,767	127,958	—	56,025	183,983
Income Taxes	(22,497)	89,921	(31,625)	7,744	13,552	57,095	—	23,172	80,267

Net Income (Loss)	$(54,092)	$143,971	$(50,630)	$12,399	$19,215	$70,863	$—	$32,853	$103,716

Funds Flow from Operations
Income (loss) before Income Taxes	$(76,589)	$233,892	$(82,255)	$20,143	$32,767	$127,958	$—	$56,025	$183,983
Add (deduct):
Depreciation and amortization	168,840	17	—	—	(25,462)	143,395	—	(42,632)	100,763

Debt service
Funds Flow from Operations	$92,251	$233,909	$(82,255)	$20,143	$7,305	$271,353	$—	$13,393	$284,746

Note 1	Consolidation adjustment required to report the Collins Leases as operating leases by Edison Mission Midwest Holdings and Subsidiaries in lieu of lease financings recorded by Midwest Generation LLC.
Note 2	Includes: (1) reclassification adjustment related to presentation of revenues and operations expenses with no impact on income before taxes, and (2) push down of parent G&A for SEC reporting.
Note 3	Consolidation adjustment required to report the Powerton/Joliet Leases as operating leases by Edison Mission Energy and Subsidiaries in lieu of lease financings recorded by Midwest Generation LLC.
The above schedule is provided as supporting financial information to the Funds Flow from Operations set forth in Management's Discussion and Analysis of Financial Condition and Results of Operations. Illinois Plants is not a legal entity and accordingly, the above financial information for the Illinois Plants has not been prepared in accordance with generally accepted accounting standards.

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  Exhibit 99.4
Edison Mission Energy Illinois Plants—Funds Flow from Operations Twelve Months Ended June 30, 2002 (In Thousands) (Unaudited)